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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07007570

SEC FILE NUMBER
8-35643

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III


PROCESSING
RECEIVED
MAY 29 2007
WASH. D.C.
185
SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 AND ENDING 03/31/07
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

Houlihan Lokey Howard & Zukin Capital, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1930 Century Park West
(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John G. Mavredakis (310) 553-8871
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT (whose opinion is contained in this Report*)
(Name -- if individual, state last, first, middle name)

KPMG LLP

717 N. Harwood, Suite 3100	Dallas	Texas	75201
(ADDRESS) Number and Street	City	State	Zip Code

PROCESSED
JUN 13 2007
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, John G. Mavredakis, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to Houlihan Lokey Howard & Zukin Capital, Inc. as of and for the fifteen months ended March 31, 2007 are true and correct. I further swear (or affirm) that neither the Company nor any stockholder, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.


NATALIE LYNNE ROSENBLATT
Commission # 1550700
Notary Public - California
Los Angeles County
My Comm. Expires Feb 6, 2009



Signature

Senior Managing Director

Title



Notary Public

This report** contains (check all applicable boxes):

(x) Independent Auditors' Report.
(x) (a) Facing page
(x) (b) Statement of Financial Condition
(x) (c) Statement of Income
(x) (d) Statement of Cash Flows
(x) (e) Statement of Changes in Stockholder's Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable)
(x) Notes to Financial Statements
(x) (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( ) (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable)
( ) (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital under Rule 15c3-1 (not required) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (not applicable)
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable)
(x) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report (not required)
(x) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** *For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3)*



KPMG LLP
Suite 3100
717 North Harwood Street
Dallas, TX 75201-6585

Independent Auditors' Report

The Stockholder
Houlihan Lokey Howard & Zukin Capital, Inc.:

We have audited the accompanying statement of financial condition of Houlihan Lokey Howard & Zukin Capital, Inc. (the Company) as of March 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a statement of financial condition also includes examining, on a test basis, evidence supporting the amounts and disclosures in that statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Houlihan Lokey Howard & Zukin Capital, Inc. as of March 31, 2007, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

May 24, 2007

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

Statement of Financial Condition

March 31, 2007

Assets		
Cash and cash equivalents	$	8,526,307
Investment securities		269,200
Accounts receivable, net of allowance for doubtful accounts of $2,449,107 (note 4)		22,622,215
Unbilled work in process		12,441,235
Receivable from affiliates (note 3)		84,080,092
Property and equipment – at cost, net of accumulated depreciation of $9,989		56,808
Other assets		86,271
Total	$	128,082,128
Liabilities and Stockholder's Equity		
Liabilities:		
Accounts payable and accrued expenses	$	3,306,570
Deferred income		8,866,001
Deferred income taxes (note 6)		5,243,109
Total liabilities		17,415,680
Commitments and contingencies (note 5)		
Stockholder's equity:		
Common stock, $0.01 par value. Authorized 1,000 shares; issued and outstanding 1,000 shares		10
Additional paid-in capital		49,171,518
Retained earnings		61,494,920
Total stockholder's equity		110,666,448
Total	$	128,082,128

See accompanying notes to statement of financial condition.

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

Notes to Statement of Financial Condition

March 31, 2007

(1) Organization and Description of Business

Nature of Operations

Houlihan Lokey Howard & Zukin Capital, Inc. (the Company) is a California corporation registered as a broker-dealer under Section 15(b) of the Securities Exchange Act. The Company is a wholly owned subsidiary of Houlihan, Lokey, Howard & Zukin, Inc., a California corporation (the Parent). The Parent has another wholly owned subsidiary, Houlihan Lokey Howard & Zukin Financial Advisors, Inc., which is a corporation registered as an investment advisor under the Investment Advisers Act of 1940. The Parent is a wholly owned subsidiary of FRAM Holdings Inc., a Delaware corporation which is, in turn a majority owned subsidiary of ORIX USA Corporation, a Delaware corporation. The Company changed its fiscal year end from December 31 to March 31 to match the year end of its ultimate parent, ORIX USA Corporation.

The Company offers financial services and financial advice to a broad clientele located throughout the United States, Europe and Canada. The Company has offices in Los Angeles, San Francisco, Chicago, New York City, Minneapolis, McLean (Virginia), Dallas and Atlanta. Together, the Company, its Parent and its subsidiaries form an organization that provides financial services to meet a wide variety of client needs. Specifically, the Company directs its services to the following areas:

1. Mergers, acquisitions and divestitures
2. Leveraged transactions and private placements of debt and equity
3. Financial strategic planning and corporate partnering
4. Tax-exempt financing

The Company exclusively concentrates its efforts toward the earning of professional fees. It does not handle customer investment accounts.

(2) Significant Accounting Policies

(a) Basis of Presentation

The accompanying statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP) and in the format prescribed by Rule 17a-5 under the Securities Exchange Act of 1934 for brokers and dealers in securities.

(b) Use of Estimates

The preparation of the statement of financial condition in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the reporting date. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(d) Accounts Receivable

The allowance for doubtful accounts on receivables reflects management's best estimate of probable inherent losses determined principally on the basis of historical experience and review of outstanding receivables.

(e) Revenue Recognition, Unbilled Work in Process and Deferred Income

The Company performs professional services under various fee arrangements, including contingent fee arrangements. Contingent fees are recognized when the contingent terms of the contract are substantially realized. Estimated revenues under other fee arrangements are recorded in the statement of financial condition as unbilled work in process. Deferred income results when bills are rendered in advance of dates when revenues are recognizable.

(f) Property and Equipment

Expenditures for property and equipment and for renewals and betterments that extend the originally estimated economic lives of assets are capitalized. Expenditures for maintenance, repairs and other renewals of items are expensed. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts.

(g) Income Taxes

The Parent and its subsidiaries, including the Company, file consolidated federal income tax returns and separate returns in state and local jurisdictions. The Company reports income tax expense as if it filed separate returns in all jurisdictions. Income taxes receivable from the Parent or payable to the Parent on the Company's behalf are offset against receivable from affiliates on the statement of financial condition.

Deferred taxes and liabilities are recognized for future tax consequences attributable to differences between the financial reporting basis and tax basis of the Company's assets and liabilities. The measurement of the deferred items is based on enacted tax laws and applicable tax rates. A valuation allowance related to a deferred tax asset is recorded if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

(h) Investment Securities

The Company occasionally earns professional fees that are paid in a form other than cash, such as client securities, which may include options, warrants, stock or similar securities. The cost basis of such securities is the amount of the fees for which such securities are taken as payment, which is equivalent to estimated fair value at the acquisition date. Investments are generally transferred to an affiliated company or Company employees and recorded as changes in receivable from affiliates or as compensation expense, respectively. The transfers are recorded at cost and the Company recognizes no gains or losses on these transactions. Investments retained are recorded at fair value. The investment securities held at March 31, 2007 are not considered marketable securities.

(i) Fair Value of Financial Instruments

The carrying amount of receivables, payables, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

(3) Related Party Transactions

The Parent performs certain management, accounting, legal, regulatory and other administrative services for the benefit of the Company. The Parent charges the Company a management fee for these services. The Parent and its affiliates pay for all expenses of the Company and are reimbursed for such payments by the Company. The Company is also allocated a portion of the Parent and affiliates' operating expenses, such as employee compensation, depreciation, rent and other costs. Intercompany charges and reimbursements are generally settled through the receivable from affiliates account. The receivable from affiliates is due on demand and bears interest at the prevailing prime interest rate; such rate was 8.25% at March 31, 2007.

(4) Allowance for Uncollectible Accounts Receivable

Balance – beginning of period	$	1,770,577
Provision for bad debts		1,033,670
Charge-offs		(355,140)
Balance – end of period	$	2,449,107

(5) Commitments and Contingencies

The Company has been named in legal actions arising in the ordinary course of business. In the opinion of management, the amount of losses, if any, from these actions are not likely to have a material effect on the financial position of the Company.

(Continued)

HOULIHAN LOKEY HOWARD & ZUKIN CAPITAL, INC.

Notes to Statement of Financial Condition

March 31, 2007

(6) Income Taxes

The major components of net deferred income taxes are as follows at March 31, 2007:

Deferred tax assets:		
Accrued expenses	$	584,790
Bad debt expense		990,939
Other		143,059
Total deferred tax assets		1,718,788
Deferred tax liabilities:		
Cash to accrual adjustment		(6,961,897)
Total deferred tax liabilities		(6,961,897)
Net deferred tax liabilities	$	(5,243,109)

The Company has not established a valuation allowance against the deferred tax assets, as it has been determined that it is more likely than not that the asset will be realized.

(7) Reserve Requirements for Brokers or Dealers

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds, and delivers all customer securities received to the clearing broker or dealer, and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, the Company is not required to prepare a determination of reserve requirements for brokers or dealers.

(8) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. At March 31, 2007, the Company had net capital of $5,217,951, which was $4,967,951 in excess of its required net capital of $250,000.

END